PINE VALLEY REPORTS ON INABILITY TO FILE ANNUAL REPORTS FOR YEAR ENDED MARCH 31, 2007

(For Immediate Release)

VANCOUVER, BRITISH COLUMBIA, August 10, 2007 – Pine Valley Mining Corporation (TSX: PVM; OTC: PVMCF) (the “Company” or “Pine Valley”) reports that, as the result of a decision by the Company’s auditors to decline to issue an audit opinion at this time, it will not be able to release its financial statements, management’s discussion and analysis or its Form 20-F for the year ended March 31, 2007 in the foreseeable future. The Company's auditors did not identify any specific matters that precluded them from issuing a report on the Company's financial statements and have indicated that they anticipate being in a position to issue an audit opinion upon conclusion of the CCAA proceedings in which Pine Valley is currently involved.

The auditors have not advised management that any restatement of prior period results is required, nor did they indicate that they were unable to rely on management's representations in connection with the current audit. The Company is not aware of any disagreements with its auditors concerning any accounting practices.

Forward-Looking Statements

This news release contains certain “forward looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation, that involve a number of risks and uncertainties.  There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  Readers are encouraged to review the risk factors discussed in greater detail in the Company’s various filings with the Securities and Exchange Commission and Canadian securities regulators, including the Company’s Form 20-F dated June 21, 2006 and Management’s discussion and analysis for the three and nine months ending December 31, 2006 dated June 1, 2007.

PINE VALLEY MINING CORPORATION

 “Robert Bell”

Robert Bell

President and Chief Executive Officer

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Contact:

Robert (Bob) Bell

President & Chief Executive Officer

(604) 682-4678

Vancouver, British Columbia, Canada

E-mail:  pinevalley@pinevalleycoal.com